Form 10-K, Exhibit 13
period 2008-03-31
MEDICAL ACTION INDUSTRIES INC
filed 2008-06-11
CIK 748270

EXHIBIT 13.1

Medical Action Industries Inc.

Right. From the Beginning.

2008 Annual Report and Form 10-K

Our people. Our hope. Our strength. Our everyday heroes.

At Medical Action, we continue to foster a culture of integrity, ethics, honesty, teamwork and customer satisfaction. That culture is nurtured every day throughout our workforce. We respond with a relentless commitment to those who demand products that perform — Right. From the beginning. Evident in our product integrity, our quality control and our customer respect, that culture of caring lives in each of our teammates. That’s why they are the strength of our company, and our everyday heroes.

Everyday Heroes.

Our Values:

•	Integrity

•	Innovation

•	Respect for people

•	Customer focus

•	Teamwork

•	Leadership

•	Performance

•	Community

Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and supplies a variety of disposable medical products. The Company’s products are marketed primarily to acute care facilities in domestic and certain international markets. In recent years, the Company has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers, long-term care facilities and laboratories. Medical Action is a leading manufacturer and supplier of patient bedside products, containment of medical waste products, minor procedure kits and trays, sterile disposable operating room towels and sterile disposable laparotomy sponges. The Company’s products are marketed nationally by its direct sales personnel and extensive network of health care distributors. Medical Action has entered into preferred vendor agreements with national and regional distributors, as well as sole and multi-source agreements with group purchasing organizations. The Company also offers OEM manufacturing capabilities of its products under private label programs to supply chain partners and medical suppliers. Medical Action’s manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina; Clarksburg, West Virginia and Gallaway, Tennessee facilities. The Company’s procurement of certain products and raw materials from the People’s Republic of China is administered by its office in Shanghai, China.

Selected Financial Data

Year ended March 31,	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Earnings Data
Net Sales	$290,528,000	$217,328,000	$150,942,000	$141,423,000	$127,601,000	104,822,000	$82,836,000	$75,441,000	$70,952,000	$57,500,000
Income before income taxes	21,452,000	21,129,000	18,515,000	16,908,000	15,024,000	13,164,000	10,135,000	7,370,000	5,285,000	3,167,000
Net income	13,225,000	12,969,000	11,461,000	10,682,000	9,434,000	8,201,000	6,271,000	4,408,000	3,238,000	1,915,000
Net income per common share:
Basic (1)	0.83	0.82	0.73	0.69	0.63	0.57	0.45	0.32	0.24	0.15
Diluted (1)	0.81	0.80	0.72	0.68	0.61	0.54	0.41	0.31	0.23	0.14

Balance Sheet Data
Total Assets	$199,036,000	$192,670,000	$100,391,000	$85,880,000	$85,297,000	$84,744,000	$49,647,000	$39,804,000	$39,154,000	$40,153,000
Working Capital	25,137,000	17,719,000	37,430,000	22,686,000	17,433,000	16,409,000	15,402,000	16,688,000	16,786,000	14,195,000
Long-term debt including capital leases (less current portion)	34,421,000	47,203,000	2,440,000	2,800,000	11,720,000	27,355,000	8,380,000	7,627,000	11,330,000	13,211,000
Shareholders’ equity	115,779,000	98,364,000	83,143,000	69,071,000	56,807,000	43,034,000	33,759,000	25,922,000	21,751,000	17,896,000

(1)	Earnings per share have been restated to reflect a three-for-two stock split in February 2007

FORTITUDE

“Challenges are what make life interesting; overcoming them is what makes life meaningful.”

—Joshua J. Marine

DILIGENCE

“Patience and perseverance have a magical effect before which difficulties disappear and obstacles vanish.”

—John Quincy Adams

ASSURANCE

“Your chances of success in any undertaking can always be measured by belief in yourself.”

—Robert Collier

SPIRIT

“Spirit has fifty times the strength and staying power of brawn and muscle.”

—Mark Twain

TO OUR STOCKHOLDERS, CUSTOMERS, HEALTH CARE PARTNERS AND TEAMMATES

Fiscal 2008 was a year that brought challenges to our management team. We are pleased to report that we were able to rise to the challenge. It was a year to remember, and it was a year that profoundly demonstrated the enduring relevance and strength of our values and work ethic.

The economy in fiscal 2008 was more unsettled than at any time in the past decade, as the price of oil exceeded $110 a barrel for the first time, causing enormous turmoil in key global markets. We recognize our responsibility to move forward – for our customers, stockholders and the communities we serve. And move forward we did – in a very difficult and trying environment.

We continued our record of consistent growth. Since fiscal 2001, our total return to stockholders has averaged 32% annually, exceeding the performance of both the S&P 500 Index and the S&P Health Care Supplies Index.

We are pleased that in a difficult marketplace, fiscal 2008 was our thirteenth and eleventh successive year reporting increases in net sales and net income, respectively.

•	Net sales rose 34% to an all-time high of $290,528,000

•	Net income increased to $13,225,000, compared with $12,969,000 in fiscal 2007

•	Shareholders’ Equity passed the $100,000,000 mark for the first time

•	Long-term debt was reduced by $12,782,000

•	Forbes magazine recognized Medical Action for the seventh consecutive year as one of the best small public companies in America

At times during fiscal 2008 the obstacles we faced in the integration of our Medegen Medical Products, LLC (“Medegen”) acquisition, consummated in October 2006, were enormous. As we discussed throughout the year, our planned shut-down of a Medegen manufacturing plant in Colorado and its consolidation into Medegen’s Gallaway, Tennessee facility was an extremely arduous task. In order to appreciate the issues we faced, it is important to understand some of the complexities of consolidating two manufacturing facilities which included:

•	Planning the shutdown of a 70,000 sq. ft. facility in Colorado with approximately 150 workers

•	Build-up of inventory on equipment already running at or near capacity prior to its move

•	Preparing more than 20 injection molding presses, ranging from 250 tons to 850 tons each, for transfer from Colorado to Tennessee

•	Hiring approximately 150 employees in Tennessee, including a technical support team

•	Building infrastructure in 265,000 sq. ft. Tennessee facility

•	Increased railroad spur

•	Additional resin silos

•	Installation of resin handling equipment

•	Installation of water/air lines

•	Move existing equipment in Tennessee to prepare for Colorado equipment

In the final analysis, the equipment was unable to stand up to the rigors of the consolidation. This unfortunately caused inefficiencies of approximately $3,700,000 during fiscal 2008. Despite this temporary setback, we continue to be very excited about our acquisition of Medegen. We expect that with our planned capital expenditures of new molds and presses, Medegen will be a platform from which we will expand its product offerings and markets currently served.

If our consolidation issues weren’t enough, during the latter half of our past fiscal year we faced escalating oil prices, which hit new all-time highs. Consequently, resin, the principal raw material in the manufacture of our plastic products, once again rose to unprecedented levels, resulting in continued pressure on gross margins. To put its effect in context, we purchase approximately 54 million pounds of resin annually.

With a significant portion of our raw material and finished goods procured from China, we’ve also had to adjust to dramatic changes within the Chinese economy. Since Chinese currency is no longer pegged to a fixed rate and with a shift to a more skilled workforce, there is no doubt we will continue to face inflationary pressure as a result of higher prices on products that are sourced from China.

Nothing demonstrates strength of character as much as how we handle adversity. In each of our product categories, market forces created obstacles to progress and innovation that tested our character. Our employees rose to meet the challenges head-on and persevered, positioning Medical Action for growth, improved profitability and creating value for our stockholders.

We remain steadfast in our belief that our commitments to and deployment of human capital will be the foundation for our business in the future. Our stated objective has been to have the best overall team players in every game winning position. We made a number of changes in fiscal 2008 to support this commitment to excellence. None more significant than the addition of Charles L. Kelly Jr., who joined Medical Action in April 2008 as Chief Financial Officer, who is responsible for all of our financial efforts. He comes to Medical Action with an impressive background of over 25 years as a proven leader with a strong sense of financial discipline and business acumen in both the domestic and international markets.

Last year we told you that our strategic vision was beginning to take hold, in the marketplace and inside Medical Action. We planned to steady the course and to intensify our execution. Our message this year is unchanged. We will continue to implement a strategic plan that our customers, health care partners, stockholders and employees understand and endorse. We expect to continue delivering consistent revenue growth – as we now have for thirteen consecutive years. We will continue to improve the execution of our strategies to produce marketplace wins, chiefly by strengthening and leveraging Medical Action’s breadth of products, people, skills and technology.

A key to our strategy is for all Medical Action teammates to share in our values of respect, responsiveness and results. We believe that by truly respecting everyone on the team, bringing out the best in one another and improving our responsiveness to our customers, we will consistently generate significant results. With these values, we will continue to focus on three key goals: building the best team, being the best health care partner and generating the best investment for our stockholders. The goal is not for individuals on the team to be right, but rather on building the best team centered on maintaining a culture where we instinctively do the right thing for customers, health care partners, stockholders and all members of the Medical Action team. That is the essence of our tag line, “Right. From the Beginning.”

We must attract, develop and retain the best people and create an environment that inspires, motivates and rewards teams and individuals. We must build a culture of speed and clarity in everything we do, from the beginning.

While we are not completely satisfied with our results, in many ways, fiscal 2008 has proven to be one of the most rewarding years in Medical Action’s 31 year history. We produced our best financial performance ever. Our financials speak for themselves. Net sales increased $73,200,000 or 34% to a record $290,528,000, compared with $217,328,000 in fiscal 2007. Net income for the year rose 2% to a record $13,225,000, compared with $13,000,000 one year ago. Earnings per basic share increased to a record $.83 from $.82 and earnings per diluted share increased to a record $.81 from $.80.

During fiscal 2008, we also achieved our goal of strengthening our balance sheet as stockholder’s equity increased to $115,779,000 or $7.23 per outstanding share and our total assets increased to $199,036,000 from $192,670,000 in fiscal 2007.

Growth has been a major focus at Medical Action since the mid-1990s, when we embarked on an aggressive acquisition program. In fact, revenues have grown by approximately 531% or a compounded annual growth rate of 18% during the eleven year period from fiscal 1997 to fiscal 2008. More significantly, however, is our even stronger growth in our bottom line earnings during the same period, which have grown by approximately 1,256%, or a compounded growth rate of 27%. Our intent from the beginning has been to build a diversified global medical device company.

Consolidation, both vertical and horizontal, continued to take place with our competitors, distributors, supply chain and our customers. The impact on the manufacturing side has also been dramatic. Price increases are extremely difficult to obtain, and on some occasions we are asked to absorb increases in prices for raw materials. Many of our cost reduction programs have in the past allowed us to improve our gross margins, but will most likely in the near term help protect margins. We have also worked diligently to increase our margins by leveraging our selling, general and administrative expenses. We have repeatedly emphasized that we will look more critically at our income before taxes percentage rather than our gross profit percentage because of the shift in product mix as we grow.

Medical Action continues to evolve into a leading medical device manufacturer. Our growth in product breadth, markets we serve, as well as geographic reach, has been carefully planned and executed to enhance our competitiveness and to create value for all of our stockholders.

Our strategy for sustaining long-term profitable growth and create stockholder value is three-fold: first, generate organic growth from internal product development and efficiencies; second, expand our global network and product offerings by acquisition, when they fit appropriately with our strategy and our culture; and third, to be the low cost producer in all product segments in which we compete. Our organic growth will continue to be driven by developing new products, establishing long-term relationships throughout the health care supply chain, capitalizing on our niche specialties and managing our business more efficiently through cost reduction initiatives.

On the acquisition side, we have a proven track record of uncovering potential synergies, meeting challenges head on and turning them into opportunities for superior growth and value. Medical Action’s experienced management team has carefully selected its partners in the past and has become proficient at integrating acquisitions of various sizes into the Medical Action family. The overriding objective remains the same for all acquisitions – to enhance our value and increase earnings for stockholders.

We have earned prominence as an organization because we possess certain qualities that, we believe, define leadership.

Looking ahead, we believe that the opportunities in our markets make this an excellent time to invest in people, product development and equipment which will lay the foundation for sustained growth. In the latter part of fiscal 2009, we plan to move into a new corporate office building fairly close to where we are now. We have been in our present location since 2000 and have enjoyed it immensely. But, we have outgrown our space to the point where we are unable to hire additional staff. In the new building, we will expand the space for sales training and development, as well as provide a fitness center to promote better health habits amongst our teammates.

Our balance sheet continues to be an important strategic asset as we move into the future; among other things, our financial strength gives us the ability to pursue attractive acquisition opportunities. We will continue to be prudent in evaluating future acquisitions, and we will be on the lookout for those that make sense for Medical Action and our stockholders. The right kinds of acquisitions are those that sharpen our competitive edge, enhance our product portfolio, broaden our ability to offer superior products – and do all these things relatively quick, not at some vaguely defined future time.

Our strategy continues to be based on leveraging our product leadership position, winning a bigger share of our increasingly global markets, maintaining our leadership position in all key areas, providing superior customer value, and lowering customer’s cost without sacrificing value. We can’t think of a better, more exciting time to be part of Medical Action. To maintain our competitive edge, we continue to hire the brightest and the best.

We approach the future with a positive outlook. We have successfully aligned our products around growing, dynamic markets. Our performance over the past decade demonstrates our ability to manage our business and achieve positive results, even under adverse market conditions.

Ultimately, our success rests upon the impact we make on people. We make those impacts every day thanks to an extraordinarily gifted and dedicated team. We want to thank our Board of Directors for its guidance, support and commitment. They continue to meet the highest standards of stockholder responsibility. After more than twenty years of faithful service, Dr. Philip Corso is retiring from the Board. He has been a steadfast, dependable, insightful leader amongst his peers. Dr. Corso has seen us through many ups and downs, but has always been there with his good advice and wise counsel. We are grateful to him for his outstanding service to Medical Action.

We would also like to thank all of our employees around the globe, whose enthusiasm, energy and commitment are the foundation of our success, and whose unwavering dedication was extraordinarily evident in this most challenging fiscal year. We deeply appreciate our employees, who time and again have extended themselves to accomplish what was only dreamed about several years ago, and to our steadfast customers and health care partners for forging a partnership with us that will sustain the momentum that we have all worked so hard to achieve.

We have a set of “core values” that makes us proud and gives special purpose to our work. They have been shaped by more than thirty years of battle, which we will continue to strive to enhance. Thank you for your continued support.

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

Net Sales ($ Millions)
02	03	04	05	06	07	08
82.8	104.8	127.6	141.4	150.9	217.3	290.5

Net Income ($ Millions)
02	03	04	05	06	07	08
6.3	8.2	9.4	10.7	11.5	13.0	13.2

Shareholders’ Equity ($ Millions)
02	03	04	05	06	07	08
33.8	43.0	56.8	69.1	83.1	98.4	115.8

Diluted Income Per Share ($)
02	03	04	05	06	07	08
.41	.54	.61	.68	.72	.80	.81

CORPORATE INFORMATION AND DIRECTORY

BOARD OF DIRECTORS

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

Richard G. Satin

Vice President of Operations, General

Counsel and Corporate Secretary

Henry A. Berling

Retired Executive Vice President of

Owens & Minor, Inc.

William W. Burke

Consultant

Former Executive Vice President

and Chief Financial Officer of

ReAble Therapeutics, Inc.

Dr. Philip F. Corso

Assistant Clinical Professor of

Surgery Emeritus - Yale University

School of Medicine; Senior Attending

and Emeritus Chief of Plastic Surgery

Bridgeport and Norwalk Hospitals

Kenneth R. Newsome

President of AMF Automation

Technologies, Inc.

Bernard Wengrover

Certified Public Accountant

EXECUTIVE OFFICERS

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

Charles L. Kelly Jr.

Chief Financial Officer

Eric Liu

Vice President - International Operations

and Global Development

Manuel B. Losada

Vice President - Sales and Marketing

Richard G. Satin

Vice President - Operations, General

Counsel and Corporate Secretary

OPERATIONS MANAGEMENT

Chuck Adams

Director of Government Sales

and Medegen Marketing

Jay Andersen

Director of Manufacturing - Denver Facility

Victor Bacchioni

Corporate Controller

Brian Baker

Director of Financial Reporting

Robin Blankenbaker

Director of Quality Assurance and

Regulatory Affairs

Steve Carlson

Director of North American Manufacturing and Distribution Operations

Vincent Colletti

Director of Internal Audit

David Dahle

Director of Health Systems

Laurie Darnaby

Director of Corporate Human Resources

Tim Fullick

Director of Supply Chain

Anthony Gadzinkski

Director of Corporate Accounts – Distribution

John Kringel

Senior Director of Business Planning

and Market Development

Peter Meringolo

Director of International Marketing

Carmine Morello

Vice President - Information Technology

Maryanne Nevill

Director of Marketing, Clinical Care

Joe Oberle

Director of Group Marketing

John Penhollow

Director of Corporate Accounts – GPOs

Richard Pohland

Director of Operations - Gallaway Facility

Adnan Syed

Director of E-Commerce and

System Development

Jim Trautschold

Director of OEM

COMPANY FACILITIES

EXECUTIVE OFFICES

800 Prime Place

Hauppauge, New York 11788

MANUFACTURING/DISTRIBUTION

FACILITIES

25 Heywood Road

Arden, North Carolina 28704

10 Columbia Blvd.

Clarksburg, West Virginia 26301

209 Medegen Drive

Gallaway, Tennessee 38036

11060 Irma Drive

Northglenn, Colorado 80233

INTERNATIONAL OFFICE

Shanghai Representative Office:

Maxdo Center

No. 8, Xing Yi Road

Hong Qiao Development Zone

Shanghai, 200336, China

ANNUAL STOCKHOLDERS’ MEETING

The Annual Stockholders’ Meeting of

Medical Action will be held on August 14, 2008

at the Hyatt Regency Wind Watch, 1717

Motor Parkway, Hauppauge, New York 11788.

A Form of Proxy and Proxy Statement is

being mailed to stockholders of record

with this report.

INDEPENDENT AUDITORS

Grant Thornton LLP

The Chrysler Center

666 Third Avenue

New York, New York 10017

REGISTRAR & TRANSFER AGENT

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

SEC FORM 10-K

If you would like a copy of our Annual Report

on SEC Form 10-K for the fiscal year ended

March 31, 2008, you may obtain it without charge.

Direct your request to:

Medical Action Industries Inc., Corporate Secretary,

800 Prime Place, Hauppauge, New York 11788

DUPLICATE MAILINGS

When a stockholder owns shares in more than one

account or when several stockholders live at the

same address, they may receive multiple copies of

the Annual Report or other mailings. For future

information on how to eliminate multiple mailings,

contact American Stock Transfer and Trust Company

at (718) 921-8293.

Medical Action Industries Inc.

Right. From the Beginning.

Executive Offices

800 Prime Place, Hauppauge, New York 11788

Telephone (631) 231-4600 • Fax: (631) 231-3075

E-mail: mdci@medical-action.com

Web site: Medical-Action.com